November 30, 2015

Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

Re:	NCR Corporation Schedule TO-I filed November 13, 2015 SEC File No. 005-12264

Dear Ms. Chalk:

On behalf of our client, NCR Corporation (the “Company”), we are submitting this letter in response to the written comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 19, 2015 (the “Comment Letter”), with respect to the Tender Offer Statement on Schedule TO-I (SEC File No. 005-12264) (the “Tender Offer Statement”) filed by the Company with the Commission on November 13, 2015. In connection with this letter responding to the Staff’s comment, we are filing Amendment No. 2 to the Tender Offer Statement with the Commission.

Set forth below is the heading and text of the comment raised in the Comment Letter, followed by the Company’s response thereto.

1.            Please explain in your response letter why you do not believe that the financial information showing the pro forma effect of the tender offer on the Company is material.

See Item 1010(b) of Regulation M-A. In this regard, we note that at the minimum Purchase Price of $26.00 per Share in the Offer, you would be repurchasing 22.6% of the total issued and outstanding Shares. We also note that the terms of the Strategic Investment, which will be used to partially fund the $1 billion total funds needed to purchase tendered Shares.

Response

NCR has amended and supplemented its Schedule TO-I to provide such disclosure, and disseminated such disclosure to shareholders via press release; the press release is also being furnished in a Form 8-K through EDGAR.

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Please contact me at (212) 474-1620 with any questions or comments you may have regarding the response contained in this letter.

Very truly yours,

/s/ Andrew J. Pitts

Andrew J. Pitts

cc:  Edward Gallagher
Senior Vice President,
General Counsel and Corporate Secretary
NCR Corporation
3097 Satellite Boulevard
                      Duluth, GA 30096